Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Subject Company Commission File No.: 000-19806;
Commission File No. for Registration Statement on Form S-4: 333-203510)

Announcement 15/15 — NewCo Executive Leadership Team

Dear colleagues,

As previously announced, we are committed to communicating information about the proposed merger of Sorin Group and Cyberonics in a timely and transparent manner throughout the integration process.  Consistent with that principle, we are pleased to announce today the Executive Leadership Team for the new company effective upon close of the merger.

These individuals bring extensive experience to their roles and will report to André-Michel Ballester, currently Chief Executive Officer of Sorin, in his position as Chief Executive Officer of the combined company.  Until the merger closes, these individuals will continue in their current roles at Sorin and Cyberonics.

The new company will be organized into three business units and an Intercontinental group, with the following leaders.

•                  Michel Darnaud, Sorin’s President, Cardiac Surgery, will lead the combined company’s Cardiac Surgery business unit focused on growing market share in heart valves, including regaining momentum on Perceval™ and preparing it for launch in the U.S., as well as achieving successful roll-out of the Inspire™-Heartlink™-Connect™ system and growth in the cannulae business.

•                  Stefano Di Lullo, Sorin’s President, Cardiac Rhythm Management, will lead the combined company’s Cardiac Rhythm Management business unit with concentration on continuously improving top-line growth and profitability, including a successful launch of the Platinium™ defibrillator in Europe and the Kora™ pacemaker in Japan.

•                  Rohan Hoare, Cyberonics’ Chief Operating Officer, will lead the combined company’s Neuromodulation business unit with particular attention to the launch of the AspireSR® generator, when it is approved in the U.S., and integration with the company’s Intercontinental group to expand the unit’s business in international markets.

•                  Jacques Gutedel, Sorin’s Vice President, Intercontinental, will head the combined company’s Intercontinental group, driving sales in important emerging markets and working closely with the Neuromodulation team for expansion into these markets.

The new company’s Executive Leadership Team will also include the following functional leaders.

•                  Ed Andrle, Sorin’s Vice President, Strategy & Business Development, will manage the combined company’s Strategy, Business Development and New Ventures / Emerging Therapies.

•                  Brian Sheridan, Sorin’s General Counsel, will serve as General Counsel for the combined company.

•                  Pritpal Shinmar, Sorin’s Vice President, Market Access, will be responsible for the combined company’s Global Market Access function and related integration efforts with the Neuromodulation business unit over time.

•                  David Wise, Cyberonics’ Chief Administrative Officer, will lead the combined company’s Human Resources and Information Technology functions.

•                  We have initiated a search for the Chief Financial Officer position for the combined company and expect to name the selected candidate before closing.  Greg Browne, Cyberonics’ Chief Financial Officer, will serve as interim Chief Financial Officer for the new company should the position not be filled prior to closing.  Greg will also serve on the Executive Steering Team for integration planning and provide advice, including on cross-functional matters that are financial and controllership in nature, after which he plans to retire in 2016.

•                  Demetrio Mauro, Sorin’s Chief Financial Officer, will lead the overall integration as Chief Integration Officer to ensure the combined company is fully operational on day one following closing.  The role also calls for significant planning for the post-closing period, including achievement of previously announced synergies.

The following leaders will continue in their current roles, including as members of Sorin’s Executive Leadership Team, until the close of the merger and as needed following closing to enable appropriate transition.  They will be instrumental in integration planning, and we are pleased to have their skilled assistance during this challenging process.

•                  Stéphane Bessette, Sorin’s Vice President, Human Resources Worldwide, will serve on the Executive Steering Team member for integration planning and will provide guidance, particularly on cross-functional matters concerning organizational design, transition management and culture.

•                  Kieran Tuite, Sorin’s Vice President, Corporate Operations, will work with the previously announced integration teams across all functions, including Operations, IT, Legal, Customer Service and others, to ensure that best practices and integration goals are fully met.

We plan to communicate as soon as possible the next level of leadership decisions, including those positions reporting to the new company’s Executive Leadership Team, following a thorough and thoughtful selection process.

Thank you for your valued support and commitment throughout our integration planning process.  As promised, we will update you with further developments as we progress.  Thank you also for your unwavering focus during this time in delivering superior products and services to our customers and patients.

André-Michel Ballester	Dan Moore
Chief Executive Officer	Chief Executive Officer
Sorin Group	Cyberonics

May 2015

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”), and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

Sand Holdco PLC (“NewCo”) has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics that also constitutes a preliminary prospectus of NewCo (the “proxy statement/prospectus”).  A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN, CYBERONICS, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents to be made available to Cyberonics shareholders) or (2) Sorin’s website at www.sorin.com (for documents to be made available to Sorin shareholders).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the meeting of Sorin shareholders, Sorin will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The merger agreement and the merger of Sorin into NewCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article [13.1.(v)] of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the preliminary proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25,2014  and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements:

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Sorin, Cyberonics, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Sorin, Cyberonics and NewCo as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Sorin, Cyberonics or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the applicable safe harbor provisions of the Exchange Act and the Securities Act described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Sorin, Cyberonics and NewCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Sorin, Cyberonics and NewCo operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and NewCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Sorin, Cyberonics nor NewCo gives any assurance (1) that either Cyberonics, Sorin or NewCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.